Navios Maritime Holdings Inc. Announces

Confirmed Agreements to acquire Three Capesize Vessels for $298 million

Conditional Agreements to acquire Two Capesize Vessels for $190 million

13 Long-Term Charters-In

Two Long-Term Charters-Out

Exercise of Option for Navios Orbiter

PIRAEUS, Greece, October 29, 2007 — Navios Maritime Holdings Inc. (“Navios” or “the Company”) (NYSE: NM), a large, global, vertically integrated seaborne shipping company, announced that it has agreed to purchase five new Capesize vessels. Three of the Capesize vessels are (i) a Japanese-built vessel (180,000 dwt) with a purchase price of $104.0 million and (ii) two South Korean-built vessels (172,000 dwt) with an average purchase price of $97.0 million. The acquisition of the two remaining Capesize vessels (172,000 dwt), for an aggregate purchase price of $190.0 million, is conditional upon the execution of definitive documentation.

The order details for the five Capesize vessels are as follows:

Vessel	Type	Number of Vessels	Anticipated Delivery Date	DWT	Average Purchase Price ($Mil)	Contract Status	Shipyard
Navios TBN	Capesize	1	Q4/2009	180,000	$104	Confirmed	Japan
Navios TBN	Capesize	2	Q4/2009	172,000	$97	Confirmed	So. Korea
Navios TBN	Capesize	2	Q1/2010	172,000	$95	Conditional	So. Korea

New Long Term Charter-in Vessels

Navios announced today that it has agreed to charter-in 13 newly built vessels, for an average period of ten years, as follows:

Vessel	Type	Number of Vessels	Anticipated Delivery Date	Purchase Option	DWT
Navios TBN	Panamax – Kamsarmax	6	2010/2011	50%(1)	81,000
Navios TBN	Handysize	5	2010/2011	50%(1)	35,000
Navios TBN	Ultra Handymax	1	2011/2012	100%	60,000
Navios TBN	Panamax – Kamsarmax	1	2012/2013	100%	82,100

(1)	The initial 50% purchase option on each vessel is held by Navios. If exercised, mutual follow-on options are in place on the remaining 50%.

Two New Long-Term Charters-out Contracts

Navios announced today that it has entered into long-term time charters-out for two of its Capesize vessels with average charter periods of five years and average charter hire of $51,250 per day, net of commissions. Navios has previously announced the acquisition of these vessels and these two vessels are not included in today’s acquisition announcement.

As a result of these charters, Navios has extended the coverage of its core fleet to 100% for 2007, 91.6% for 2008, 54.0% for 2009 and 32.0% for 2010.

The charter-out details are set forth below:

Vessel	Type	Built	DWT	Charter-Out Revenue Daily Rate(1)	Period(2)	Charter Out Effective Date(3)
Navios TBN	Capesize	Q3/2009	180,000	47,400	5 years	7/01/2009
Navios TBN	Capesize	Q4/2009	180,000	55,100	5 years	10/1/2009

(1)	Net time charter-out rate per day (net of commissions).
(2)	Charter agreements include a redelivery time range of 2 to 4 months.
(3)	Estimated commencement date of new charter assuming new building delivery.

Exercise Option for Navios Orbiter

In September 2007, Navios exercised its option to acquire the Navios Orbiter, a 76,602 dwt Panamax vessel built in 2004 that is currently chartered-in on a long-term basis. The vessel’s purchase price was approximately $20.5 million and market value is estimated at $90 million. Ownership is expected some time in the first quarter of 2008.

About Navios Maritime Holdings Inc.

Navios is a large, global, vertically integrated seaborne shipping company transporting a wide range of drybulk commodities including iron ore, coal and grain. For over 50 years, Navios has worked with raw materials producers, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios also owns and operates a port/storage facility in Uruguay and has in-house technical ship management expertise. Navios maintains offices in Piraeus, Greece; South Norwalk, Connecticut; Montevideo, Uruguay and Antwerp, Belgium.

Navios’s stock is listed on the NYSE where its Common Shares and Warrants trade under the symbols “NM” and “NM WS”, respectively.

Risks and uncertainties are described in reports filed by Navios Maritime Holdings Inc. with the United States Securities and Exchange Commission.

Safe Harbor

This press release may contain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Navios Maritime Holdings Inc. (Navios). Forward looking statements are statements that are not historical facts. Such forward looking statements, based upon the current beliefs and expectations of Navios’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Navios does not assume any obligation to update the information contained in this press release.

Contacts

Public & Investor Relations Contact:

Navios Maritime Holdings Inc.

Investor Relations

+1.212.279.8820

investors@navios.com